June 3, 2005

Mail Stop 4561


Nooruddin S. Karsan
Chief Executive Officer
Kenexa Corporation
650 East Swedesford Road
Wayne, Pennsylvania 19087


Re:	Kenexa Corporation
      Amendment No. 1 to Registration Statement on
      Form S-1
      Filed May 17, 2005
      File No. 333-124028



Dear Mr. Karsan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.





Form S-1

General Comments

1. We note your responses to comments 34 and 35 in our letter dated
April 12, 2005. Please provide us with your analysis with respect to the potential for the integration of the concurrent private offering of common stock under the Investor Agreement, dated April 8, 2005, and the public offering of common stock, including a discussion of any relevant staff interpretations. Please refer to Black Box Incorporated (June 26, 1990) and Squadron, Ellenoff, Plesant & Lehrer
(February 28, 1992).  We may have further comment.
2. We note your response to comment five in our prior letter. Please note that the term "leading" is vague and ambiguous. According to the supplemental information you provided, Workforce Management ranked Kenexa as sixth in number of clients using applicant tracking software and the Yankee Group considered Kenexa to be a leader in talent and performance management. Please revise to clarify the context for your use of the term leading or revise to omit the use of this term.

Risk Factors

Risks Related to Our Business

The requirements of being a public company may strain our resources and distract management, page 16

3. We note your response to comment 30 in our prior letter; however, we reissue our previous comment. We note that the additional disclosure appears to continue to be generic to all companies conducting an initial public offering. Please delete, or revise to describe the specific risks to your company.

Risks Related to this Offering, page 19

We may be exposed to claims relating to our repurchase of shares of our common stock prior to this offering, page 21

4. We note your response to comment 17 of our prior letter.
Please
revise to describe the potential claims. Please also delete the mitigating phrase "although we believe such claims would be without merit."


Redemption and Conversion Transactions, page 25

5. Please revise to disclose any consideration paid in connection with the termination of the warrants to purchase 495,250 shares of common stock that were held by management.

Managements Discussion and Analysis of Financial Condition and
Results of Operations, page 33

Sources of Revenue, page 35
6. We note your response to comment 45 in our prior letter. In the second full paragraph you state that you "expect that [you] will maintain [your] present renewal rate of approximately 89.6%." Please revise this disclosure to state the period from which the renewal rate was derived (e.g., the fiscal year ended December 31, 2004 or the month of March).
7. We note your responses to comments 48 and 53 in our prior letter and your statement that other than the Netherlands, the United Kingdom and Canada you derive only de minimis amounts of revenue. Please tell us the other countries in which your revenue was or is generated.

Accounting for Stock-Based Compensation, page 40

8. We note your response to comment 6 in our prior letter. As previously requested, please disclose the following information in the next amendment in accordance with the AICPA Practice Aid:
Valuation of Privately-Held-Equity Securities:

* the fact that an equity valuation was performed contemporaneously with the option grants;
* the intrinsic value of outstanding vested and unvested options as of the latest balance sheet date (upon determination of an estimated
IPO price);
* each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price
(upon determination of an estimated IPO price);
* the valuation alternative selected; and
* the reasons why management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.





Business, page 55

General
9. We note your response to comment 63 in our prior letter.
Throughout the disclosure, please revise to clarify when an assertion is based on management`s belief.

Clients, page 65

10. We note your response to comment 41 in our prior letter. In your response letter, you note that you consider a client to be any party that you have billed during the 12 months prior to March 31, 2005. Please revise your disclosure to note this and to note that the term does not necessarily indicate an ongoing relationship.
11. We note your response to comment 69 in our prior letter and your statement that the disclosure illustrates the range of the use of your various solutions by clients. We note, however, that rather than describing a range of different services, you describe very similar services that you provided to these large companies. We also note that these services are already described elsewhere in the Business section. Specifically, we note that it appears that you provided surveys to Philips, Office Depot and Wachovia and that you provided screening and selection services to Microsoft and Wachovia.
Furthermore, you state that none of these clients accounted for more than 10% of your revenue. Therefore, it appears to be inappropriate to include disclosure of merely your largest and most well-known customers, particularly when you do not consider them to be material to your business.

Management
Executive Compensation, page 76

12. We note your response to comment 77 in our prior letter. Please revise to include the 2005 information in the summary compensation table.
13. We note your response to comment 78 in our prior letter. Please revise to further describe and quantify the performance objectives and bonuses.








Principal and Selling Shareholders, page 86
14. We note your response to comment 86 in our prior letter. Please revise to disclose the natural person controlling the investment decision with respect to shares held by Wafra Acquisition Fund and JMH Partners Corp.
15. Please revise to disclose the total number of common shares outstanding. Please also disclose the amount of stock offered by each selling stockholder. Refer to Item 507 of Regulation S-K.

Part II. Information Not Required in Prospectus

Item 15.  Recent Sales of Unregistered Securities, page II-2

16. Refer to the transaction on March 22, 2005. Please revise to include the number of options and shares, since it appears that the transaction has closed.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.







      You may contact Kristi Beshears, Accountant, at (202) 551-
3429
or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-
3856 or the undersigned at (202) 551-3411 with any other questions.

      Sincerely,



      Peggy Kim
      Senior Counsel

cc:	John P. Duke, Esq. (via facsimile)
	Pepper Hamilton LLP




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Nooruddin S. Karsan
Kenexa Corporation
June 3, 2005
Page 1